

August 2, 2012

Via E-mail
Mr. Paul G. Reitz
Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

> **RE:** **Titan International, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarter ended June 30, 2012**
> **Filed July 26, 2012**
> **Response dated July 24, 2012**
> **File No. 1-12936**

Dear Mr. Reitz:

We have reviewed your response letter dated July 24, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2012

Item 1 – Financial Statements

Note 14 – Supply Agreement Termination Income, page 13

1. You disclose that you terminated the supply agreement that was included in the April 2011 acquisition of Goodyear's farm tire business, and have now entered into an agreement under which you will sell certain non-farm tire products directly to third party customers and pay a royalty to Goodyear. Please tell us the terms of the initial supply agreement as well as the new agreement, and clarify the business purpose for terminating the initial supply agreement and entering into the new agreement. Also, as disclosed in your June 30, 2011 Form 10-Q,

please clarify what the $42.5 million prepaid royalty initially recognized in the purchase price allocation relates to.

<u>Note 24 – Subsidiary Guarantor Financial Information – 5.625% Convertible Notes, page 18</u>

2. We note that you have presented $18.2 million in the non-guarantor subsidiaries column related to equity in earnings of subsidiaries in the consolidated condensed statements of operations for the three and six months ended June 30, 2012 as well as the investment in subsidiaries line item in the June 30, 2012 consolidating condensed balance sheet. Please tell us what this amount represents and why it has not been included within the parent's equity in earnings of subsidiaries and investment in subsidiaries line items.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief